PRESS RELEASE

May 9, 2005
FOR IMMEDIATE RELEASE

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Favourable Court Ruling on Road Permit

Canadian Zinc Corporation (“TSX-CZN”) reports that the Supreme Court of the Northwest Territories has ruled in favour of the Company that its Winter Road permit application is “grandfathered” and is therefore exempt from the environmental assessment process under the Mackenzie Valley Resource Management Act (“MVRMA”).

In a written decision dated May 6, 2005 the Supreme Court overturned the earlier decision of the Mackenzie Valley Land and Water Board that the development proposal to use the winter road must undergo preliminary screening and, if applicable, an environmental assessment and environmental impact review by the Mackenzie Valley Environmental Impact Review Board.  Canadian Zinc had appealed to the Supreme Court seeking judicial review of that decision of the Water Board.  The case was heard by the Supreme Court in December 2004 .

In its decision the Supreme Court said that the permit sought by Canadian Zinc is related to the operation of the winter access road, a permit in respect of that same undertaking had been issued before 1984, and therefore the exemption provided in Section 157.1 of the MVRMA governs and a Part 5 assessment does not apply.

 The Supreme Court quoted with approval, the earlier 2003 decision of the Northwest Territories Court of Appeal in the case North American Tungsten Corp. Ltd. v Mackenzie Valley Land and Water Board 2003 where they found:  “Parliament did not intend to impose an entirely new environmental review process on every project in the Mackenzie Valley irrespective of the status of that project at the time the MVRMA came into effect.  Instead the MVRMA grandfathered certain projects and provided that others yet would be dealt with under prior applicable legislation.  In interpreting Sections 157.1, therefore, one must recognize that it is designed to grandfather certain undertakings which predate June 22, 1984”.

The Supreme Court found  “The reasoning in Tungsten appears to apply squarely to the circumstances of CZC’s permit application.  The Court (of Appeal) referred to the legislative intention that projects which predate June 22, 1984 are to be subjected to a full scale environmental assessment only if they depart significantly from their approved mode of operation and engage in decommissioning, abandonment or significant alteration of the project.  The project, in this case, the operation of the winter access road, predates June 22, 1984.  As found by the (Water) Board, the permit sought by CZC is not based on any intentions to significantly alter that project or to abandon or decommission it”.

“This is a very important decision for Canadian Zinc and for the Prairie Creek Project” said John F. Kearney, Chairman.  “We are pleased that the Supreme Court ruling has brought some legal certainty to our permitting process.  It is unfortunate we had to resort to the Court but the decision has vindicated our position.  It has taken almost two years since we applied for this permit on May 23, 2003 but the law has prevailed.”

The effect of the Judgment is that our application for a Land Use Permit for the winter road will not be subject to the long delays previously experienced in the Mackenzie Valley permitting process. The Company’s previous experience with a Type B Water Licence application took 2.5 years in the permitting process, involving 26 months in environmental assessment and including 11 months under review by the Minister.

It should be emphasized that the Court ruling that the proposal is exempt from environmental assessment does not mean that the road will not be  subject to applicable regulatory standards and operated to the highest environmental standards and operational safety and in consultation with affected local communities.  It simply means that legal recognition is given to the intention of Parliament, and to the fact that the road already exists and was built and permitted before 1984 and that the new environmental review process does not apply in this case.

In granting the Company’s application for judicial review, the Supreme Court quashed the order of the Mackenzie Valley Land and Water Board and remitted the matter back to the Water Board for continuation of the permit application.

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling as currently known  11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne. The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billions pounds of lead.

The Company has also undertaken the review of a number of other new mining opportunities that have come to its attention and this activity will continue.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com